Filed by Fresenius Medical Care AG & Co. KGaA
(Commission File No. 001-32749), pursuant to
Rules 165 and 425 under the
Securities Act of 1933, as amended

This filing consists of an Ad-Hoc notification, press release and investor presentation issued by Fresenius Medical Care AG & Co. KGaA on February 21, 2023 in connection with its announcement of a proposed conversion of the legal form of Fresenius Medical Care AG.

Fresenius Medical Care AG & Co. KGaA initiates concrete plans for change of the legal form into a German stock corporation

Bad Homburg, February 21, 2023. The Supervisory Board of Fresenius Medical Care Management AG has today approved the Management Board’s resolution to initiate firm plans for a change of the legal form of Fresenius Medical Care AG & Co. KGaA (the "Company") from a partnership limited by shares (Kommanditgesellgesellschaft auf Aktien – KGaA) into a German stock corporation (Aktiengesellschaft – AG). The Supervisory Board of Fresenius Medical Care AG & Co. KGaA has taken note with approval of the resolutions mentioned before. It is intended to convene an extraordinary general meeting of the Company at the beginning of the third quarter 2023 which shall resolve on the change of the legal form. Thereby, the Management Board and the Supervisory Board of Fresenius Medical Care Management AG as well as the Supervisory Board of Fresenius Medical Care AG & Co. KGaA support the intention of Fresenius SE & Co. KGaA to seek the deconsolidation of the Company.

Under the U.S. Securities Act of 1933, as amended (the “Securities Act”), this ad hoc announcement may be deemed to be offering material of Fresenius Medical Care AG & Co. KGaA (“FME”). FME intends to file a registration statement on Form F-4 under the Securities Act with the U.S. Securities and Exchange Commission (the “SEC”), including an information statement/prospectus constituting a part thereof. FME SHAREHOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT AND ANY OTHER RELEVANT DOCUMENTS FILED OR THAT WILL BE FILED WITH THE SEC, INCLUDING THE INFORMATION STATEMENT/PROSPECTUS THAT WILL BE PART OF THE REGISTRATION STATEMENT, AS THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED CONVERSION. The final information statement/prospectus will be distributed to FME shareholders. Shareholders may obtain a free copy of the disclosure documents (when they are available) and other documents filed by FME with the SEC at the SEC’s website at www.sec.gov or from Fresenius Medical Care AG & Co. KGaA, Attention: Investor Relations, Else-Kröner-Strasse 1, 61352 Bad Homburg v.d.H., Germany.

Contact:

Dr. Dominik Heger

EVP | Head of Investor Relations, Strategic Development & Communications

dominik.heger@fmc-ag.com

P. +49 6172 609 2601

Press Release	Media contact Martin Kunze T +49 6172 608-2115 martin.kunze@fresenius.com Contact for analysts and investors Dr. Dominik Heger T +49 6172 609-2601 dominik.heger@fmc-ag.com www.freseniusmedicalcare.com

Under the U.S. Securities Act of 1933, as amended (the “Securities Act”), this press release may be deemed to be offering material of Fresenius Medical Care AG & Co. KGaA (“FME”). FME intends to file a registration statement on Form F-4 under the Securities Act with the U.S. Securities and Exchange Commission (the “SEC”), including an information statement/prospectus constituting a part thereof. FME SHAREHOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT AND ANY OTHER RELEVANT DOCUMENTS FILED OR THAT WILL BE FILED WITH THE SEC, INCLUDING THE INFORMATION STATEMENT/PROSPECTUS THAT WILL BE PART OF THE REGISTRATION STATEMENT, AS THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED CONVERSION. The final information statement/prospectus will be distributed to FME shareholders. Shareholders may obtain a free copy of the disclosure documents (when they are available) and other documents filed by FME with the SEC at the SEC’s website at www.sec.gov or from Fresenius Medical Care AG & Co. KGaA, Attention: Investor Relations, Else-Kröner-Straße 1, 61352 Bad Homburg v.d.H., Germany.

February 21, 2023

Fresenius Medical Care proposes to its shareholders to change its legal form to simplify the governance structure and strengthen shareholder rights

•	Proposed change of legal form to a German stock corporation will allow for more focused, faster and independent decision making and will free up executive and management capacity
•	Extraordinary general meeting to vote on conversion into a German stock corporation envisaged for early Q3 2023, transition process expected to be completed by the end of 2023

Fresenius Medical Care, the world’s leading provider of products and services for individuals with renal diseases, today announced its plans to propose to its shareholders to resolve the change of its legal form from its current KGaA structure (Kommanditgesellschaft auf Aktien) into a German stock corporation (Aktiengesellschaft). This follows a thorough review by Fresenius Medical Care and Fresenius which was publicly confirmed earlier this month. By way of the proposed conversion, Fresenius Medical Care intends to simplify its governance structure and to establish a German two-tier board system with a co-determined Supervisory Board and a Management Board. This structure will be in line with German standards. Fresenius continues to be a supportive and active shareholder of Fresenius Medical Care without being required to reduce its stake as part of the planned deconsolidation.

Fresenius Medical Care expects to benefit from the proposed new legal structure as it removes layers from the governance structure and allows for an even more focused, faster and agile decision making. It will also free up executive and management capacity and avoid potential conflicts of interest. The new set-up will provide Fresenius Medical Care with unrestricted access to capital markets for financing purposes and will ensure independent decisions on financial and dividend policies.

Helen Giza, CEO of Fresenius Medical Care, said: “Simplifying our governance structure is an important step towards more optionality for a successful future. The new legal form will give us the flexibility and autonomy to focus all our efforts to unlock value as the leading kidney care company. At the same time, we remain fully committed to our long-term strategy ensuring that we stay true to our unwavering mission to provide the best possible care for our patients around the globe.”

The proposed governance structure will particularly strengthen the rights of free float shareholders.

The proposed change of legal form requires the approval of the general meeting of the Company. An extraordinary general meeting is expected to take place in the beginning of the third quarter 2023, in which all shareholders will have the opportunity to decide about the proposed change of the legal form. In case of approval by the shareholders, the application for registration of the new legal form will be filed with the commercial register. The entire process of conversion of Fresenius Medical Care AG & Co. KGaA into a German stock corporation is expected to be completed at the latest by the end of this year.

Fresenius Medical Care is the world's leading provider of products and services for individuals with renal diseases of which around 3.9 million patients worldwide regularly undergo dialysis treatment. Through its network of 4,116 dialysis clinics, Fresenius Medical Care provides dialysis treatments for approximately 345,000 patients around the globe. Fresenius Medical Care is also the leading provider of dialysis products such as dialysis machines or dialyzers. Along with its core business, the Renal Care Continuum, the Company focuses on expanding in complementary areas and in the field of critical care. Fresenius Medical Care is listed on the Frankfurt Stock Exchange (FME) and on the New York Stock Exchange (FMS).

For more information visit the Company’s website at www.freseniusmedicalcare.com.

Disclaimer:

This release contains forward-looking statements that are subject to various risks and uncertainties. Actual results could differ materially from those described in these forward-looking statements due to various factors, including, but not limited to, changes in business, economic and competitive conditions, legal changes, regulatory approvals, impacts related to COVID-19, results of clinical studies, foreign exchange rate fluctuations, uncertainties in litigation or investigative proceedings, and the availability of financing. These and other risks and uncertainties are detailed in Fresenius Medical Care AG & Co. KGaA's reports filed with the U.S. Securities and Exchange Commission. Fresenius Medical Care AG & Co. KGaA does not undertake any responsibility to update the forward-looking statements in this release.

Under the U.S. Securities Act of 1933, as amended (the “Securities Act”), this presentation may be deemed to be offering material of Fresenius Medical Care AG & Co. KGaA (“FME”). FME intends to file a registration statement on Form F-4 under the Securities Act with the U.S. Securities and Exchange Commission (the “SEC”), including an information statement/prospectus constituting a part thereof. FME SHAREHOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT AND ANY OTHER RELEVANT DOCUMENTS FILED OR THAT WILL BE FILED WITH THE SEC, INCLUDING THE INFORMATION STATEMENT/PROSPECTUS THAT WILL BE PART OF THE REGISTRATION STATEMENT, AS THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED CONVERSION. The final information statement/prospectus will be distributed to FME shareholders. Shareholders may obtain a free copy of the disclosure documents (when they are available) and other documents filed by FME with the SEC at the SEC’s website at www.sec.gov or from Fresenius Medical Care AG & Co. KGaA, Attention: Investor Relations, Else-Kröner-Straße 1, 61352 Bad Homburg v.d.H., Germany.